EXHIBIT 99.1

July 25, 2012

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission	New Brunswick Securities Commission

Ontario Securities Commission	British Columbia Securities Commission

Prince Edward Island Securities Office	Autorité des marchés financiers

Re:           Nexen Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

DATE OF MEETING:	September 20, 2012

RECORD DATE FOR NOTICE:	August 16, 2012

RECORD DATE FOR VOTING:	August 16, 2012

BENEFICIAL OWNERSHIP DETERMINATION DATE:	August 16, 2012

SECURITIES ENTITLED TO NOTICE:	Common Shares

Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2

SECURITIES ENTITLED TO VOTE:	Common Shares

Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2

Yours very truly,

/s/  Larry Calixtro

Larry Calixtro
Associate Manager, Trust Central Services

cc:         CDS & Co.  (Via Fax)